September 18, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:  Jennifer Thompson, Accounting Branch Chief

Re:	NRG Energy, Inc., NRG Yield, Inc. and GenOn Energy, Inc.
Forms 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File Nos. 001-15891, 001-36002 and 001-16455

Dear Ms. Thompson:

We hereby respond to the comments made by the Staff in your letter dated August 20, 2015 related to the above referenced filings of NRG Energy, Inc. (the “Company”), NRG Yield, Inc. and GenOn Energy, Inc. Since the Company and management are in possession of all the facts relating to the Company’s disclosure, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We look forward to working with the Staff and improving the disclosures in our filings.

The Staff’s comments, indicated in bold, and the Company’s responses are as follows:

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7 —  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s discussion of the results of operations for the years ended December 31, 2014, and 2013, page 64

1.              We note your response to comment 1. We remind you that one of the most important elements necessary to an understanding of a company’s performance, and the extent to which reported financial information is indicative of future results, is the discussion and analysis of known trends, demands, commitments, events and uncertainties. We also remind you that disclosure of a trend, demand, commitment, event or uncertainty is required unless you are able to conclude that it is not reasonably likely that the trend, uncertainty or other event will occur or that a material effect on your liquidity, capital resources or results of operations is not reasonably likely to occur. Given the Texas conventional power generation business’ history of operating and net losses, along with the fact that these losses worsened in 2014, it appears to us that disclosure of this known trend may be required as part of MD&A. In this regard, we note that in 2013, the last year for which you disclosed this business’ operating and net losses, the operating loss of this business equaled 52% of your consolidated operating income and the net loss of this business equaled 50% of your consolidated net loss, which appears to represent a material effect on your results of operations. Either demonstrate to us that the operating and net losses of this business are no longer material to your consolidated results of operations and explain in detail why you do not believe it is reasonably likely that these losses will become material again, or revise your filings to disclose this matter and analyze this trend. Refer to SEC Release No. 33-8350 and 33-6835.

The Company respectfully notes that SEC Release 33-6835 states the following: “Both required disclosure regarding the future impact of presently known trends, events or uncertainties and optional forward-looking information may involve some prediction or projection. The distinction between the two rests with the nature of the prediction required. Required disclosure is based on currently known trends, events, and uncertainties that are reasonably expected to have material effects, such as: A reduction in the registrant’s product prices; erosion in the registrant’s market share; changes in insurance coverage; or the likely non-renewal of a material contract. In contrast, optional forward-looking disclosure involves anticipating a future trend or event or anticipating a less predictable impact of a known event, trend or uncertainty.”

For the year ended December 31, 2014, the Company had operating income in the ERCOT market of $230 million compared to operating losses as disclosed in the NRG 2013 10-K of $177 million. The Company notes that the key driver of its operating income in ERCOT in 2014 was the impact of unrealized gains from the mark-to-market of our asset-backed hedges as described on p. 69 and the key driver of the operating loss in ERCOT in 2013 was the impact of unrealized losses from the mark-to-market of our asset-backed hedges as described on p. 78.

With respect to power prices, as disclosed on p. 61 of NRG’s 2014 10-K, average on-peak power prices in 2013 in ERCOT, as well as the Company’s other core markets, were generally higher than in 2012. Additionally, average on-peak power prices in 2014 in ERCOT, as well as the Company’s other core markets, were generally higher than in 2013.

On p. 66 of NRG’s 2014 10-K, we disclose a decrease in average realized prices in ERCOT, which reflects the impact of settled hedges (compared to average market prices noted above, which increased year-over-year).  In addition, on p. 69, we disclose the driver of our $504 million of mark-to-market gains in operating revenues, which reflects the change in the value of open positions as a result of decreases in natural gas prices. Of this $504 million, $500 million related to ERCOT.

On p. 76 of NRG’s 2014 10-K, we disclose a decrease in average realized prices in Gulf Coast, which reflects the impact of settled hedges (compared to average market prices noted above, which increased year-over-year).  In addition on p. 78, we disclose the key driver of the $578 million in mark-to-market losses included in our operating revenues, of which $172 million related to the Gulf Coast region, due to decreases in forward natural gas and power prices.  Of the $578 million in total mark-to-market losses and the $172 million related to the Gulf Coast region, $177 million related to ERCOT.

Due to our long-term hedging program, current and anticipated decreases in commodity prices are currently reflected in our mark-to-market results described under the heading Mark-to-market for Economic Hedging Activities (pages 69 and 78 of the 2014 NRG 10-K). We cannot, however, anticipate further changes to commodity prices in ERCOT, or in our other core markets, which could have a material impact on future operating results.  We enter into long-term hedges because we cannot predict future prices. We also cannot predict the impact of other factors such as weather.  Accordingly, we do not consider the operating income or losses of NRG Business, including the ERCOT market, to include any other known trends as specified in the Staff’s guidance versus what has already been disclosed as identified above.

In order to facilitate our investors’ review of our MD&A and to provide the optional disclosures noted in the Staff’s release, we include historical weather statistics, our view of the potential outcomes of continued decreases in long-term natural gas prices, and the status of current environmental and regulatory matters. In the future, to the extent that known trends, events or uncertainties exist and are indicative of future results, we will disclose these matters in our filings.

Note 18 —  Segment Reporting, page 180

2.                                      We note your response to comment 8 and have the following comments:

•                  Please describe to us the role of each individual who reports to the CODM. Please ensure your response clearly notes where an individual’s role includes activities that may not be obvious from his title, such as the fact that your CFO is also the segment manager for the NRG Yield reportable segment.

Mauricio Gutierrez, Chief Operating Officer and President, NRG Business: Responsible for commercial and plant operations (all NRG), with specific responsibility for NRG Business.

Tom Doyle, President, NRG Renew: Responsible for NRG Renew, including oversight of currently operating renewable facilities and development activities in wind and solar.

Steven McBee, President, NRG Home: Responsible for oversight of NRG Home, including Home Retail and Home Solar, including development activities and new businesses in consumer markets.

Judith Lagano, East Regional President: Responsible for asset management and business development for the East region.

John Chillemi, West Regional President: Responsible for asset management and business development for the West region.

John Ragan, Gulf Coast Regional President: Responsible for asset management and business development for the Gulf Coast region.

Denise Wilson, President, Electric Vehicle Solutions: Responsible for oversight of the EVgo business, including development activities.

Tanuja Dehne, Chief Administrative Officer: Responsible for oversight of administrative activities, including human resources, IT, communications and facilities.

Kirk Andrews, Chief Financial Officer: Responsible for oversight of accounting, finance, tax, risk, treasury and financial planning activities, as well as oversight of NRG Yield.

David Hill, General Counsel: Responsible for all legal activities, including regulatory, litigation, compliance and governance.

Christopher Sotos, Senior Vice President of Strategy and M&A: Responsible for company-wide strategy, mergers and acquisitions and investor relations.

•                  Additionally, please clarify which individual is primarily responsible for evaluating the performance of the segments and allocating resources to the individual segments. It is unclear from your response whether this individual is your CEO based on your description of his role.

Our CEO is responsible for evaluating the performance of our segments and allocating resources to the individual segments.

3.              We note your response to comment 9. Please clarify whether NRG Home Retail and NRG Home Solar are operating segments or reportable segments. In this regard, we note that the presentation of your segment footnote suggests these are part of the NRG Home reportable segment; however, your response to comment 9 in our letter dated June 29, 2015 indicated that the only reportable segment containing multiple operating segments was your Corporate reportable segment. If NRG Home Retail and NRG Home Solar are neither operating nor reportable segments, please explain to us in detail why they are presented in separate columns within your segment footnote, as this may imply to readers that they are segments.

NRG Home Retail and NRG Home Solar are both operating and reportable segments under ASC 280.  Our presentation highlights that they are both included within our NRG Home strategy and managed by the President of NRG Home.  Our CEO evaluates the performance of these segments and allocates resources separately to these two businesses, which are not similar. Although the NRG Home Solar operating segment is not material to our consolidated results and could be aggregated, we have elected to present it as a separate reportable segment in accordance with ASC 280-10-50-12, which states that “operating segments that do not meet any of the quantitative thresholds may be considered reportable, and separately disclosed, if management believes that information about the segment would be useful to readers of the financial statements.”  NRG Home Solar is an area of focus for our investors and our CEO makes decisions to allocate resources to the business based on its discrete financial results and information. Accordingly, we have separately disclosed NRG Home Solar as a reportable segment in our filings.

4.                                      Your response to comment 10 indicates that financial results or financial metrics for the segments are generally discussed with the CFO or the segment managers, but it is not clear whether this indicates that the CFO may explain variances for segments other than NRG Yield. It is also unclear to us whether your statement that the segment managers discuss with the CODM significant variations in operations, business plans and budget refers to financial metrics or non-financial operating metrics and key performance indicators. Please explain these matters in more detail.

To clarify our previous response, we affirm that both our segment managers and CFO may explain variances between actual results and budget/forecast results during discussions with our CEO depending on the nature of the variance.  For example, our segment managers will often explain variances in adjusted EBITDA or net income and the key drivers, which often include both financial metrics, such as realized prices, and non-financial metrics, such as customer count or generation.  Examples of variances that our CFO will explain include material changes to capital allocated between businesses and segments driven by economic metrics.  To clarify our previous response, our segment managers will discuss significant variations in our actual results as compared to budget/forecast results for both financial and non-financial metrics as well as key performance indicators.  Each of these areas include metrics and indicators that are important and, accordingly, our CEO may request information pertaining to the driver of each type of variance. Our CEO is primarily focused on NRG’s future activities and, accordingly, will look to understand the implications of each current period variance on our future performance and discussions will often be focused on the impact to future results.

5.              To assist us in better understanding how you determined your operating segments and the roles of various individuals, please respond to the following:

•                  Please explain to us how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget. In doing so, describe the extent to which you follow a top-down or bottom-up approach and the individuals involved in determining the budgets for each segment. Please address both financial performance and capital resources.

Budgets and forecasts are prepared at the business unit level and consolidated at a segment level and consolidated corporate level for both profit and loss performance and capital needs. Budgets are prepared using monthly data for a five-year period as well as a terminal year, which reflects equilibrium in our core markets. Management of each business is responsible for the development of their budget, based on forward-looking information provided by the Company’s commercial functions, where applicable.  We use a bottoms-up approach to building our budgets with plant/project/product level inputs reviewed by the respective managers. The complete budget for each business is then reviewed by business manager, segment manager, CEO and CFO. Budget reviews are conducted in two phases — a “Preliminary Budget” reviewed with the CEO and a “Final Budget” incorporating CEO feedback. This final budget is presented for approval to the Company’s Board of Directors.

During the budget review, the business unit/segment managers review the following financial and non-financial comparisons with the CEO:

1.              Budget year vs latest forecast for current year (e.g annual 2016 budget vs current annual forecast of 2015)

2.              Budget year vs last budget cycles view of the Budget year (e.g. new annual 2016 Budget vs last year’s annual 2016 Budget)

3.              Current 6 year long-term forecast vs last year’s 6 year long-term forecast

The CEO’s feedback during the review of the Preliminary Budget can range from driving additional efficiencies for improved business unit/segment results, changing timing on project completion, or cutting back or increasing capital to be allocated to a business unit/segment. Given the CEO’s level of involvement during the budget process, the Final Budget becomes the basis for communications with investors (e.g. financial guidance of profitability) as well as his barometer for a business unit/segment’s success or failure during the year.

At all levels of review, the budget process includes details on assumptions including plant characteristics (e.g. generation and associated fuel costs, operational characteristics, market and regulatory changes/impacts), power price curves, retail assumptions (e.g. customer counts, commodity prices, sales targets, marketing expense), the impact of hedges, headcount and associated costs, other costs (e.g. travel, office expenses, consultants, insurance), development costs, interest, depreciation and tax.

•                  Please better describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances. Please address both financial performance and capital resources.

As described in our previous response to question 12, we provide monthly reports that include a variance analysis of Adjusted EBITDA, capital available for allocation and operational statistics, as well as key drivers for changes to our forecast.  Our monthly reports provide a high-level description of the key driver for each significant variance.  Discussions related to significant variances in financial performance and capital resources will generally include both the CFO and the related segment manager as well as FP&A staff, dependent on the issue.  In order to facilitate these discussions, the segment manager will often provide additional detailed operational statistics (such as incremental unplanned outage hours, weather statistics, customer count and usage data, etc.) to support the explanation of the variance.

•                  In addition to providing the above information broadly, please specifically address the budgeting process and discussion of variances for the financial metrics that you indicate are used to evaluate segment performance, which we understand are net income/loss, Adjusted EBITDA, cash generated from operations, free cash flow before growth, and economic gross margin.

Both the budget process as described above in the first bullet and monthly forecast address each of the above noted financial metrics of net income/loss, Adjusted EBITDA, economic gross margin, cash generated from operations and free cash flow before growth. Each segment manager is responsible for presenting and discussing variances between the budget and forecasts/ prior budgets with respect to these metrics. Cash generated from operations and free cash flow before growth are reported on a consolidated level as well as at key legal entity levels. These are reported in our consolidated monthly reports of actual results with an outlook over our forecast/budget horizons identifying and explaining variances, trends, and changes from prior forecasts.

6.                                      Please describe the basis for determining the compensation for each of the individuals that report to the CODM.

Compensation determinations for the CEO’s direct reports are a function of three key components: base salary, short-term incentives, and long-term incentives.

Base salaries are typically reviewed annually.  Assessments include a review of individual performance during the prior year juxtaposed with prevailing market data for such positions.  For the CEO and Executive Vice Presidents, this assessment is performed by the compensation consultant for the Compensation Committee of the Board of Directors.

Short-term incentives for the CEO’s direct reports vary by function.  The amount of the incentive is based on overall company performance, with individual assessments measured via specific goals, which can be categorized as follows:

•                  Overall company metrics — Adjusted EBITDA and Free Cash Flow Before Growth, which are approved by the Compensation Committee of the Board of Directors

•                  Segment (or other business-level) metrics — such as business unit/segment Adjusted EBITDA, operational performance metrics, or key growth/development initiatives

•                  Individual performance — such as effective leadership, demonstrating our Company values (Safety, Teamwork, Respect, Integrity, Value creation and Exemplary leadership, or STRIVE), and successful successor development

Long-term incentives are almost exclusively based on the Company’s shareholder-approved Long-Term Incentive Plan (LTIP).  Equity award values are based on levels and approved by the Compensation Committee of the Board of Directors.  Awards are comprised of 33% Restricted Stock Units and 67% performance-based Market Stock Units. Certain of the CEO’s direct reports also participate in incentive-based compensation plans based on key growth initiatives specific to their business or segment.

Approval requirements for compensation actions vary by level:

•                  Senior Vice Presidents are approved by the CEO

•                  Executive Vice Presidents are approved by the Compensation Committee of the Board of Directors

•                  The Chief Executive Officer is approved by the Board of Directors

For additional details on executive compensation, please also see the Company’s 2015 Proxy Compensation Discussion & Analysis.

7.                                      With regards to your NRG Business segment, please address the following:

•                  We note your East, West, and Gulf Coast Regional Presidents directly report to your CEO who is also your CODM. Further, we note these Regional Presidents attend meetings with your CEO as well as your NRG Business segment manager. Please tell us in more detail how you considered the guidance in ASC 280-10-50-7 when concluding that these individuals are not operating segment managers. As part of your response, explain to us if your CEO is separately reviewing the financial results or budgeted to actual variances for your East, West, or Gulf Coast regions in addition to reviewing and discussing the overall NRG Business operations. Additionally, tell us in more detail what specific roles and responsibilities the Regional Presidents have in the meetings with the CODM to review the monthly package and how these differ from the roles and responsibilities of the NRG Business segment manager.

When concluding on our overall segments during our segment change at the end of 2014, we evaluated the guidance in ASC 280-10-50-7.  We noted that while our Regional Presidents maintain a direct reporting relationship to our CEO, our CEO specifically created the role of President, NRG Business, in connection with his reorganization of NRG, because that is the level at which he makes decisions to allocate resources and assess the performance of the business.  The President, NRG Business role was created to hold primary responsibility and be directly accountable for the results of NRG Business.  Accordingly, we concluded that the President, NRG Business was the segment manager of NRG Business, as he is responsible for NRG Business in total.  We reviewed the roles and responsibilities of the regional presidents, which primarily relate to asset management and business development, to determine whether these roles would meet the criteria of a segment manager.  The regional presidents typically participate in meetings involving significant changes to the assets they are responsible for, such as repowering or conversion projects and business development opportunities.  They also participate in monthly group meetings with the CEO’s direct reports and other key members of management to discuss company activities. If a significant variance to budget occurred, they may participate in a meeting with the CEO to discuss the root cause as it pertains to the assets they manage. This is different from the responsibilities of the President, NRG Business, who maintains responsibility for commercial operations and plant operations and holds overall responsibility for the financial results of NRG Business. This responsibility includes the decision of allocating budgeted capital from one power plant to another dependent on market conditions, generation capability and other unit specific characteristics.  Commercial operations and plant operations significantly impact the Company’s ability to deliver its financial results.

The following diagram was included in our CEO’s communication to the Company regarding the reorganization of NRG in late 2014.  It illustrates the way he manages the business and the way that we organized our reporting segments.  As previously noted in our responses to the Staff, EVgo is aggregated within the Corporate segment as it is not material.  Petra Nova, currently referred to as Carbon360, is an investment and not a separate segment. This investment resides within our NRG Business segment.  In addition, subsequent to the internal distribution of this chart, the NRG Home president role was filled and the individuals responsible for the East region and Administration have changed. As further discussed at the conclusion of this response, on September 18, 2015, we held an investor call to discuss the Company’s plans to further reorganize the business effective January 1, 2016.  In connection with these plans, Judith Lagano will become the national leader of Asset Management and John Chillemi will become the national leader of Asset Development reporting in through NRG Business.

•                  Separately, tell us how often your CEO meets directly with the Regional Presidents without the presence of the NRG Business segment manager and what specific information is being reviewed and discussed in these meetings. In this regard, clarify for us whether these meetings involve the discussion of any regional financial results or financial metrics. If so, explain in detail what specifically is reviewed and discussed and how often such discussions occur. Please be detailed in your response.

When reviewing results of any region, it is uncommon for our CEO to meet with the regional presidents without the presence of the President, NRG Business, who the CEO selected to maintain responsibility for the segment.  As long as the regional results are within expectations, most of these meetings are generally limited to the discussion of significant changes to repowering, conversion or development projects, and discussions will include financial metrics such as expected return on investment and total capital required to complete the project.

•                  Tell us if your Financial Planning & Analysis Group is preparing financial information, results, or metrics at the East, West, or Gulf Coast regional level in the monthly reports which are presented to your CEO. If so, describe to us the regional financial information that is included in the monthly reports provided to your CEO. Separately address whether and how your CEO uses this information.

As described in our previous response to question 12, we provide the following results and metrics in our monthly reports to our CEO.  To the extent we noted that the results are provided by segment, they are also provided by region:

1.              Adjusted EBITDA by segment — actual, budget and forecast with variance for current period (including the primary driver, economic gross margin, as well as other underlying line items such as open energy margin , hedge impacts, plant and non-plant operating expenses, and general & administrative costs)

2.              Adjusted EBITDA by segment reconciled to Net Income/Loss by segment

3.              Operational statistics by segment — Business/Renew: generation (MWh), outage hours (planned and unplanned), capacity factors, equivalent availability factors, power prices and fuel prices; Home: load (GWh), margin $/MWh, impact of weather, Home Solar bookings and deployed systems, customer counts (average and ending), attrition rates, bad debt experience, customer acquisition costs

4.              Maintenance capital expenditures by segment

5.              Environmental capital expenditures by segment

6.              Operational improvements expenditures by segment

Our CEO reviews this information with the President, NRG Business, and uses this information at his discretion to better understand the variances between actual, budget and forecasted Adjusted EBITDA and Capital use within the NRG Business segment.

Additionally, on September 18, 2015, the Company announced its intention to further reorganize the business including plans to form a “GreenCo” that will include NRG Home Solar, EVgo and portions of NRG Renew as well as other potential asset changes, including potential dispositions, deactivations and changes to fuel conversions.  These plans are still in process, are subject to a variety of internal and external factors, with general changes expected to become effective on January 1, 2016.

We hope that the foregoing has been responsive to your comments and await the Staff’s response.  Please contact David Callen, Vice President and Chief Accounting Officer, at (609) 524-4734, Brian Curci, Deputy General Counsel, at (609) 524-5171, or me at (609) 524-5475 if you have questions regarding our responses or related matters.

Sincerely,

/s/ Kirkland B. Andrews

Kirkland B. Andrews
Executive Vice President and
Chief Financial Officer

cc:	Brian Curci, Esq., Deputy General Counsel, NRG Energy, Inc. David Callen, Chief Accounting Officer, NRG Energy, Inc.